File No. 812-15462

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ONEX FALCON DIRECT LENDING BDC FUND, ONEX CREDIT LENDING PARTNERS I LP, ONEX SENIOR CREDIT FUND, L.P., ONEX SENIOR CREDIT II, LP, ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP, ONEX CAPITAL SOLUTIONS, LP, ONEX CREDIT HIGH YIELD BOND FUND, LP, ONEX CREDIT HY LP, ONEX CREDIT PROPRIETARY FUND LP, ONEX SENIOR LOAN OPPORTUNITY FUND I, LP, ONEX STRUCTURED CREDIT OPPORTUNITIES FUND I, LP, P-O SENIOR LOAN OPPORTUNITY FUND, LP, OCP CLO 2013-4, LTD., OCP CLO 2014-5, LTD., OCP CLO 2014-6, LTD., OCP CLO 2014-7, LTD., OCP CLO 2015-9, LTD., OCP CLO 2015-10, LTD., OCP CLO 2016-11, LTD., OCP CLO 2016-12, LTD., OCP CLO 2017-13, LTD., OCP CLO 2017-14, LTD., OCP CLO 2018-15, LTD., OCP CLO 2019-16, LTD., OCP CLO 2019-17, LTD., OCP CLO 2020-8R, LTD., OCP CLO 2020-18, LTD., OCP CLO 2020-19, LTD., OCP CLO 2020-20, LTD., OCP CLO 2021-21, LTD., OCP CLO 2021-22, LTD., OSD CLO 2021-23, LTD., OCP CLO 2022-24, LTD., OCP CLO 2022-25, LTD., OCP CLO 2023-26, LTD., OSD CLO 2023-27, LTD., OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY, OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY, FALCON STRATEGIC PARTNERS IV, LP, FALCON STRATEGIC PARTNERS V, LP, FALCON STRUCTURED EQUITY PARTNERS, LP, FALCON PRIVATE CREDIT OPPORTUNITIES VI, LP, ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII, LP, ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII (LUXEMBOURG), SCSP, ONEX FALCON DIRECT LENDING (LUXEMBOURG), SCSP, ONEX EVERGREEN CREDIT MASTER FUND, L.P., ONEX PASSIVE HOLDINGS LLC, OMI INTERVAL HOLDINGS LLC, ONEX CREDIT PARTNERS, LLC, ONEX FALCON INVESTMENT ADVISORS, LLC, ONEX CREDIT MANAGEMENT LLC, ONEX CREDIT PARTNERS EUROPE LLP, ONEX CREDIT FINANCE CORPORATION AND ONEX CREDIT FINANCE II CORPORATION.

AMENDMENT NO.1 TO APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Please direct all communications, notices and orders to:	Copies to:
William J. Kennedy, Jr.	Rajib Chanda Steven Grigoriou
Onex Falcon Investment Advisors, LLC	Simpson Thacher & Bartlett LLP
21 Custom House Street, 10th Floor	900 G Street NW
Boston, MA 02110 (201) 541-2121	Washington, D.C. 20001
(202)-636-5500
Rajib.Chanda@stblaw.com Steven.Grigoriou@stblaw.com

July 20, 2023

This Application (including Exhibits) contains 24 pages

I.	INTRODUCTION

A. Summary of Application

On March 29, 2022, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder to amend the term “Follow-On Investment” to mean (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment.

B. Applicants

•

Onex Falcon Direct Lending BDC Fund (the “Company”), a Delaware statutory trust which is an externally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company (“BDC”). BDC Adviser (defined below) serves as investment adviser to the Company;

•

Onex Falcon Investment Advisors, LLC (the “BDC Adviser”), a Delaware limited liability company and an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as investment adviser to the Company and as investment adviser or sub-adviser to certain Existing Affiliated Funds (as defined below) that are identified in Appendix A, on behalf of themselves and their successors;

•

Onex Credit Partners, LLC (“Onex Credit Adviser”), a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act, which serves as investment adviser to certain Existing Affiliated Funds that are identified in Appendix A, on behalf of themselves and their successors; Onex Credit Management LLC and Onex Credit Partners Europe LLP, both relying advisers of Onex Credit Adviser that serve as investment advisers to certain Existing Affiliated Funds, on behalf of themselves and their successors, (together with BDC Adviser and Onex Credit Adviser, “Existing Advisers”);

•	Onex Credit Finance Corporation and Onex Credit Finance II Corporation (the “Existing Onex Proprietary Accounts”); and

•

The entities identified in Appendix A(iii), each of which is a separate and distinct legal entity and qualifies as an Affiliated Fund under the Prior Order and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds”; together with the Company, the Existing Advisers and the Existing Onex Proprietary Accounts, the “Applicants”).

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	See Onex Falcon Direct Lending BDC Fund, et al. (File No. 812-15234) Investment Company Act Rel. Nos. 34523 (March 2, 2022) (notice) and 34546 (March 29, 2022) (order).

All Applicants are eligible to rely on the Prior Order.3

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).4

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II.	APPLICANTS’ PROPOSAL

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 2020.5

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application.

IV.	CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section V of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

V.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

[3]

All existing entities that currently rely on the Prior Order and intend to rely on the Amended Order have been named as applicants and any existing or future entities that may rely on the Amended Order in the future will comply with the terms and conditions of the Amended Order as set forth in or incorporated into this Application.

[4]	See Onex Falcon Direct Lending BDC Fund, et al. (January 4, 2022) (application).
[5]

BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021) (the “Temporary Relief”).

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Amended Order without holding a hearing.

Dated: July 20, 2023

ONEX FALCON DIRECT LENDING BDC FUND

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX FALCON INVESTMENT ADVISORS, LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

ONEX CREDIT PARTNERS, LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX SENIOR CREDIT FUND, L.P.

By: Onex Senior Credit GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT LENDING PARTNERS I LP

By: Onex Credit Lending Finance I Ltd., its general partner

By:	/s/ Vijayabalan Murugesu
Name: Vijayabalan Murugesu
Title: Director

ONEX SENIOR CREDIT II, LP

By:	Onex Senior Credit GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP

By:	Onex Capital Solutions (Luxembourg) GP, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Manager

By:	/s/ Sascha Groll
Name: Sascha Groll
Title: Manager

ONEX CAPITAL SOLUTIONS, LP

By:	Onex Capital Solutions GP, LP, its general partner

By:	Onex Capital Solutions GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT HIGH YIELD BOND FUND, LP

By:	Onex Credit High Yield GP, LP, its general partner

By:	Onex Credit High Yield GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT HY LP

By:	Onex Debt Opportunity Fund GP LLC, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

ONEX CREDIT PROPRIETARY FUND LP

By:	Onex Debt Opportunity Fund GP LLC, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

ONEX SENIOR LOAN OPPORTUNITY FUND I, LP

By:	Onex Senior Loan Opportunity GP, LP, its general partner

By:	Onex Senior Loan Opportunity GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX STRUCTURED CREDIT OPPORTUNITIES FUND I, LP

By:	Onex Structured Credit Opportunities I GP, LP, its general partner

By:	Onex Structured Credit Opportunities I GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

P-O SENIOR LOAN OPPORTUNITY FUND, LP

By:	P-O Senior Loan Opportunity Fund GP LP, its general partner

By:	Onex Senior Loan Opportunity GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

OCP CLO 2013-4, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2014-5, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2014-6, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2014-7, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2015-9, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2015-10, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2016-11, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2016-12, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2017-13, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2017-14, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2018-15, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2019-16, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2019-17, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-8R, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-18, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-19, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-20, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2021-21, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2021-22, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OSD CLO 2021-23, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2022-24, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2022-25, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2023-26, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OSD CLO 2023-27, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY

By:	/s/ Claire McKenna
Name: Claire McKenna
Title: Director

OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY

By:	/s/ Claire McKenna
Name: Claire McKenna
Title: Director

OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

FALCON STRATEGIC PARTNERS IV, LP

By: Falcon Strategic Investments IV, LP, its general partner

By: Falcon Strategic Investments GP IV, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

FALCON STRATEGIC PARTNERS V, LP

By: Falcon Strategic Investments V, LP, its general partner

By: Falcon Strategic Investments GP V LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

FALCON STRUCTURED EQUITY PARTNERS, LP

By:	Falcon Structured Equity Investments, LP, its general partner

By:	Falcon Structured Equity Investments GP, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

FALCON PRIVATE CREDIT OPPORTUNITIES VI, LP

By: Falcon Private Credit Investments VI, LP, its general partner

By: Falcon Private Credit Investments GP VI, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII, LP

By: Onex Falcon Private Credit Opportunities VII GP, LP, its general partner

By: Onex Falcon Private Credit Opportunities VII GP, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII (LUXEMBOURG), SCSP

By: Onex Falcon Private Credit Opportunities VII (Luxembourg) GP, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Authorized Signatory

ONEX FALCON DIRECT LENDING (LUXEMBOURG), SCSP

By: Onex Falcon Senior Credit Solutions Luxembourg GP, its general partner

By:	/s/ Robert Auld
	Name:	Robert Auld
Title: Manager

By:	/s/ Sascha Groll
Name: Sascha Groll
Title: Manager

ONEX EVERGREEN CREDIT MASTER FUND, L.P.

By: Onex Evergreen Credit GP, L.P., its general partner

By: Onex Evergreen Credit GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Manager

ONEX PASSIVE HOLDINGS LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

OMI INTERVAL HOLDINGS LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

ONEX CREDIT MANAGEMENT LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT PARTNERS EUROPE LLP

By: Onex Partners Europe UK Limited, its designated member

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

ONEX CREDIT FINANCE CORPORATION

By:	/s/ David Copeland
Name: David Copeland
Title: Vice President

ONEX CREDIT FINANCE II CORPORATION

By:	/s/ David Copeland
Name: David Copeland
Title: Director

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated July 20, 2023, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

ONEX FALCON DIRECT LENDING BDC FUND

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX FALCON INVESTMENT ADVISORS, LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

ONEX CREDIT PARTNERS, LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX SENIOR CREDIT FUND, L.P.

By: Onex Senior Credit GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT LENDING PARTNERS I LP

By: Onex Credit Lending Finance I Ltd., its general partner

By:	/s/ Vijayabalan Murugesu
Name: Vijayabalan Murugesu
Title: Director

ONEX SENIOR CREDIT II, LP

By:	Onex Senior Credit GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP

By: Onex Capital Solutions (Luxembourg) GP, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Manager

By:	/s/ Sascha Groll
Name: Sascha Groll
Title: Manager

ONEX CAPITAL SOLUTIONS, LP

By: Onex Capital Solutions GP, LP, its general partner

By: Onex Capital Solutions GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT HIGH YIELD BOND FUND, LP

By: Onex Credit High Yield GP, LP, its general partner

By: Onex Credit High Yield GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT HY LP

By: Onex Debt Opportunity Fund GP LLC, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

ONEX CREDIT PROPRIETARY FUND LP

By: Onex Debt Opportunity Fund GP LLC, its general partner

By:	/s/ Matthew Ross
Name: Matthew Ross
Title: Director

ONEX SENIOR LOAN OPPORTUNITY FUND I, LP

By: Onex Senior Loan Opportunity GP, LP, its general partner

By: Onex Senior Loan Opportunity GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX STRUCTURED CREDIT OPPORTUNITIES FUND I, LP

By: Onex Structured Credit Opportunities I GP, LP, its general partner

By: Onex Structured Credit Opportunities I GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

P-O SENIOR LOAN OPPORTUNITY FUND, LP

By: P-O Senior Loan Opportunity Fund GP LP, its general partner

By: Onex Senior Loan Opportunity GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

OCP CLO 2013-4, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2014-5, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2014-6, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2014-7, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2015-9, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2015-10, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2016-11, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2016-12, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2017-13, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2017-14, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2018-15, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2019-16, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2019-17, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-8R, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-18, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-19, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2020-20, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2021-21, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2021-22, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OSD CLO 2021-23, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2022-24, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2022-25, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP CLO 2023-26, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OSD CLO 2023-27, LTD.

By:	/s/ Tracy-Ann Lamont
Name: Tracy-Ann Lamont
Title: Director

OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY

By:	/s/ Claire McKenna
Name: Claire McKenna
Title: Director

OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY

By:	/s/ Claire McKenna
Name: Claire McKenna
Title: Director

OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY

By:	/s/ Stephen Healy
Name: Stephen Healy
Title: Director

FALCON STRATEGIC PARTNERS IV, LP

By: Falcon Strategic Investments IV, LP, its general partner

By: Falcon Strategic Investments GP IV, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

FALCON STRATEGIC PARTNERS V, LP

By: Falcon Strategic Investments V, LP, its general partner

By: Falcon Strategic Investments GP V LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

FALCON STRUCTURED EQUITY PARTNERS, LP

By: Falcon Structured Equity Investments, LP, its general partner

By: Falcon Structured Equity Investments GP, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

FALCON PRIVATE CREDIT OPPORTUNITIES VI, LP

By: Falcon Private Credit Investments VI, LP, its general partner

By: Falcon Private Credit Investments GP VI, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Managing Director

ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII, LP

By: Onex Falcon Private Credit Opportunities VII GP, LP, its general partner

By: Onex Falcon Private Credit Opportunities VII GP, LLC, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Chief Operations Officer

ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII (LUXEMBOURG), SCSP

By: Onex Falcon Private Credit Opportunities VII (Luxembourg) GP, its general partner

By:	/s/ William J. Kennedy, Jr.
Name: William J. Kennedy, Jr.
Title: Authorized Signatory

ONEX FALCON DIRECT LENDING (LUXEMBOURG), SCSP

By: Onex Falcon Senior Credit Solutions Luxembourg GP, its general partner

By:	/s/ Robert Auld
Name: Robert Auld
Title: Manager

By:	/s/ Sascha Groll
Name: Sascha Groll
Title: Manager

ONEX EVERGREEN CREDIT MASTER FUND, L.P.

By: Onex Evergreen Credit GP, L.P., its general partner

By: Onex Evergreen Credit GP, LLC, its general partner

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Manager

ONEX PASSIVE HOLDINGS LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

OMI INTERVAL HOLDINGS LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

ONEX CREDIT MANAGEMENT LLC

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: General Counsel

ONEX CREDIT PARTNERS EUROPE LLP

By: Onex Partners Europe UK Limited, its designated member

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Director

ONEX CREDIT FINANCE CORPORATION

By:	/s/ David Copeland
Name: David Copeland
Title: Vice President

ONEX CREDIT FINANCE II CORPORATION

By:	/s/ David Copeland
Name: David Copeland
Title: Director

APPENDIX A

i.	Onex Advisers

1.	Onex Falcon Investment Advisors, LLC
2.	Onex Credit Partners, LLC

ii.	Existing Proprietary Accounts

1.	Onex Credit Finance Corporation
2.	Onex Credit Finance II Corporation

iii.	Existing Affiliated Funds

1.	ONEX FALCON DIRECT LENDING BDC FUND
2.	ONEX CREDIT LENDING PARTNERS I LP
3.	ONEX SENIOR CREDIT FUND, L.P.
4.	ONEX SENIOR CREDIT II, LP
5.	ONEX CAPITAL SOLUTIONS (LUXEMBOURG), SCSP
6.	ONEX CAPITAL SOLUTIONS, LP
7.	ONEX CREDIT HIGH YIELD BOND FUND, LP
8.	ONEX CREDIT HY LP
9.	ONEX CREDIT PROPRIETARY FUND LP
10.	ONEX SENIOR LOAN OPPORTUNITY FUND I, LP
11.	ONEX STRUCTURED CREDIT OPPORTUNITIES FUND I, LP
12.	P-O SENIOR LOAN OPPORTUNITY FUND, LP
13.	OCP CLO 2013-4, LTD.
14.	OCP CLO 2014-5, LTD.
15.	OCP CLO 2014-6, LTD.
16.	OCP CLO 2014-7, LTD.
17.	OCP CLO 2015-9, LTD.
18.	OCP CLO 2015-10, LTD.
19.	OCP CLO 2016-11, LTD.
20.	OCP CLO 2016-12, LTD.
21.	OCP CLO 2017-13, LTD.
22.	OCP CLO 2017-14, LTD.
23.	OCP CLO 2018-15, LTD.
24.	OCP CLO 2019-16, LTD.
25.	OCP CLO 2019-17, LTD.
26.	OCP CLO 2020-8R, LTD.
27.	OCP CLO 2020-18, LTD.
28.	OCP CLO 2020-19, LTD.
29.	OCP CLO 2020-20, LTD.
30.	OCP CLO 2021-21, LTD.
31.	OCP CLO 2021-22, LTD.
32.	OSD CLO 2021-23, LTD.
33.	OCP CLO 2022-24, LTD.
34.	OCP CLO 2022-25, LTD.
35.	OCP CLO 2023-26, LTD.
36.	OSD CLO 2023-27, LTD.
37.	OCP EURO CLO 2017-1 DESIGNATED ACTIVITY COMPANY
38.	OCP EURO CLO 2017-2 DESIGNATED ACTIVITY COMPANY
39.	OCP EURO CLO 2019-3 DESIGNATED ACTIVITY COMPANY
40.	OCP EURO CLO 2020-4 DESIGNATED ACTIVITY COMPANY
41.	OCP EURO CLO 2022-5 DESIGNATED ACTIVITY COMPANY
42.	OCP EURO CLO 2022-6 DESIGNATED ACTIVITY COMPANY

43.	FALCON STRATEGIC PARTNERS IV, LP
44.	FALCON STRATEGIC PARTNERS V, LP
45.	FALCON STRUCTURED EQUITY PARTNERS, LP
46.	FALCON PRIVATE CREDIT OPPORTUNITIES VI, LP
47.	ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII, LP
48.	ONEX FALCON PRIVATE CREDIT OPPORTUNITIES VII (LUXEMBOURG), SCSP
49.	ONEX FALCON DIRECT LENDING (LUXEMBOURG), SCSP
50.	ONEX EVERGREEN CREDIT MASTER FUND, L.P.
51.	ONEX PASSIVE HOLDINGS LLC
52.	OMI INTERVAL HOLDINGS LLC
53.	ONEX CREDIT MANAGEMENT LLC
54.	ONEX CREDIT PARTNERS EUROPE LLP

APPENDIX B

Unanimous Written Consent in Lieu of a Meeting of the Board of Trustees (the “Trustees”) of Onex Falcon Direct Lending BDC Fund (the “Company”)

The undersigned, constituting the Trustees of Onex Falcon Direct Lending BDC Fund, a Delaware statutory trust, acting pursuant to and in accordance with the provisions of the Delaware Statutory Trust Act, 12 Del. C. §3801, et seq. (the “Act”) and the Amended and Restated Agreement and Declaration of Trust (the “Declaration”), do hereby adopt the following resolutions by written consent without a meeting, without prior notice and without a vote, effective as of April 19, 2023:

WHEREAS: The Trustees deem it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Company’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize the participation in follow-on investments with one or more affiliates, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted April 19, 2023